Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

T-Mobile
Sprint

Fact Checking 4COMPETITION COALITION

4Competition FICTION	***New T-Mobile FACTS***

Higher Pricing Myth

4Competition FICTION:

Reducing consumer choice from four to three nationwide wireless carriers will mean higher prices for consumers.

4Competition Coalition has falsely claimed that Sprint's and T-Mobile's own economists have confirmed that prices will go up as a result of this deal.

New T-Mobile FACTS:

Increased capacity will allow the New T-Mobile to compete at lower prices.

New T-Mobile will provide a combination of greater value and lower cost for data services and will continue offering customers more data each year without increasing prices.

Read more about our plan in our Public Interest Statement filing here.

Job Loss Myth

4Competition FICTION:

This merger is a bad deal for workers and threatens to eliminate 30,000 jobs.

New T-Mobile FACTS:

New T-Mobile will be a job creator from Day One.

In 2019, New T-Mobile will have over 3,500 more full-time U.S. employees than the standalone companies would have had. And direct employment gains compared to the standalone companies' needs will exceed 11,000 in 2024.

T-Mobile already has a track record of job growth. Since T-Mobile acquired MetroPCS, the number of Metro and Metro dealer employees who support the MetroPCS – now Metro by T-Mobile - brand has nearly tripled.

In 2011, the CWA, which now is alleging job losses from this combination incorrectly claimed M&A led by AT&T and Verizon would create 96,000 jobs. Read more about our jobs plan here.

The promise of 5G is not dependent on this merger, and there is no evidence 5G investment would accelerate as a result of this deal. New T-Mobile has committed nearly $40 billion to develop and deploy the first broad and deep nationwide 5G network and services. On a standalone basis, neither company has enough or the right combination of spectrum or cell site resources to achieve true nationwide 5G service. But the combined companies create a different outlook. By 2024, New T-Mobile will have approximately double the total capacity and triple the total 5G capacity of standalone T-Mobile and Sprint combined, with 5G speeds four to six times what either could achieve on their own. Read more about our unique 5G opportunity here. The deal does nothing to help rural Americans and could mean higher prices for them due to the increased cost of roaming or no network coverage altogether. With scale to compete and greatly expanded capacity, rural consumers will get improved broadband and retail service. Americans living in small towns and rural communities across the country will benefit from: Coverage: increasing outdoor wireless coverage to reach 59.4 million rural residents, or 95.8 percent of the estimated 62 million rural residents, and indoor wireless coverage to reach 31 million rural residents; Quality: improving signal quality and reliability and increasing network capacity to enable data intensive services and improve the overall consumer experience; Speeds: delivering mobile broadband service with download speeds of at least 10Mbps or greater to 45.9 million rural residents over two million square miles, accounting for 74 percent of rural residents; and In-Home Service: providing fixed in-home broadband service of at least 25/3 Mbps to 52.2 million rural residents over 2.4 million square miles, approximately 84.2 percent of rural residents. 5G Myth 4Competition FICTION New T-Mobile FACTS Rural Access Myth

The merger will raise prices especially for price-conscious and pre-paid wireless customers. New T-Mobile will vigorously compete for consumers at all price points and prepaid customers will have access to the same amazing network as postpaid. Prepaid customers win with a 5G network that has lower costs, faster speeds and improved coverage. Competition from Verizon’s and AT&T’s prepaid plans is strong and increasing, and New T-Mobile will not combine or eliminate the Metro by T-Mobile, Boost and Virgin businesses following the merger. The expanded network capacity of New T-Mobile will mean cost savings and new opportunities to innovate for the benefit of prepaid consumers. New T-Mobile will be in a position to block potential new entrants to the market (MVNOs). New T-Mobile will continue to host existing MVNOs and have every incentive to work with new ones that can put our massive new capacity to work. With its greatly expanded capacity and strong economic incentives to sell it, New T-Mobile will continue to host MVNOs that serve valuable consumer segments. New T-Mobile will need to partner with MVNOs to reach as many consumers as possible. New entrants with novel business models are bringing a new approach to offering wireless services. In fact, TracFone, the largest MVNO in the U.S., and five other MVNOs have publicly endorsed the merger. Read more about our views on working with MVNOs here. Prepaid Myth 4Competition FICTION New T-Mobile FACTS MVNO Myth

Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10- Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.